News Release TSX-V: PDO 06-22 November 27, 2006

PORTAL INTERSECTS 400 METRES OF MOLYBDENUM MINERALIZATION AT PORVENIR-REFUGIO

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the completion of a deep diamond drill hole to test at depth the extensive molybdenum-copper mineralization associated with a large 3 kilometre by 4 kilometre porphyry molybdenum-copper system.

Reverse circulation hole PO-54 which bottomed in 0.0512 % molybdenum over 11 meters from 295 to 306 metres has been deepened by diamond drilling to a total depth of 765 metres. The diamond drill hole intersected a sericite altered granite intrusive with quartz-molybdenite-pyrite stockworks and disseminations from 306 meters to 706 meters for a total interval of 400 metres.

The large porphyry system was initially defined by a recent drill program of six 300-400 metre deep reverse circulation drill holes over an area of 4 square kilometers within a strong Induced Polarization geophysical anomaly measuring 3 by 4 kilometres in size with coincident porphyry style alteration. This outlined a broad outer zone of strongly anomalous lead-zinc mineralization, with a central zone of molybdenum-copper mineralization at a depth of 20 to 300 metres below surface in holes PO-53 and PO 54 which was open to depth.

Molybdenum mineralization is increasing in the southern portion of the Induced Polarization anomaly and is associated with bedrock outcrops of silicious limonitic and argillic altered Silurian age sandstones with anomalous copper and molybdenum geochemistry.

Portal Resources is highly encouraged by the discovery of a large molybdenum-copper porphyry system at Porvenir-Refugio. As the system is open to the south along an inferred 3 kilometre strike length an additional detailed Induced Polarization geophysical survey and further drilling is planned upon receipt of assays from the deepening of drill hole PO 54.

Sampling procedure at Arroyo Verde is to split the core on site with one half delivered to Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. Work on the Arroyo Verde project is under the direct supervision of senior geological personnel in Argentina, however overall direction is the responsibility of Mr. Gary Nordin, P.Geo. British Columbia, the designated Qualified Person in accordance with the guidelines of National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or Bruce Winfield

Telephone: 604-629-1929   Facsimile:  604-629-1930 E-mail: info@portalresources.net

Or visit our website at www.portalresources.net